THE TITAN CORPORATION
3033 Science Park Road
San Diego, CA 92121-1199

January 27, 2003

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Edward M. Kelley, Esq.

Re:
The Titan Corporation
Registration Statement on Form S-4 No. 333-84886
Request for Withdrawal

Dear Mr. Kelley:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, The Titan Corporation hereby requests withdrawal of its Registration Statement on Form S-4 (SEC File No. 333-84886) filed with the Securities and Exchange Commission on March 26, 2002, and amended on June 14, 2002, and further amended on August 8, 2002 (the "Registration Statement"), on the grounds that the parties to the proposed merger (the "Merger") described in the Registration Statement have agreed to abandon the Merger. No securities were sold or issued pursuant to the Registration Statement.

If you should have any questions regarding this application, please contact Barbara L. Borden or Deyan P. Spiridonov of Cooley Godward LLP at (858) 550-6000.

Sincerely,

THE TITAN CORPORATION

By:	/s/ MARK SOPP Mark Sopp Senior Vice President and Chief Financial Officer
cc:
Barbara L. Borden, Esq.
Deyan P. Spiridonov, Esq.